UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the period from January 1, 2020 to April 1, 2020
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 001-35243

Full title of the plan and the address of the plan, if different from that of the issuer named below:
Savings Plan for Subsidiaries of SunCoke Energy, Inc.
A. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
SunCoke Energy, Inc.
1011 Warrenville Road
Suite 600
Lisle, Illinois 60532

SAVINGS PLAN FOR SUBSIDIARIES OF SUNCOKE ENERGY, INC.
INDEX OF FINANCIAL STATEMENTS
April 1, 2020 and December 31, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Benefits and Investment Committee of SunCoke Energy, Inc. and Plan Participants:
Opinion on the Financial Statements
We have audited the accompanying Statements of Net Assets Available for Plan Benefits of the Savings Plan for Subsidiaries of SunCoke Energy, Inc. ("the Plan") as of April 1, 2020 and December 31, 2019, and the related Statement of Changes in Net Assets Available for Plan Benefits for the period January 1, 2020 through April 1, 2020 and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of April 1, 2020 and December 31, 2019, and the changes in net assets available for plan benefits for the period January 1, 2020 through April 1, 2020, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Other Matter – Plan Merger
As further discussed in Notes A and E, effective April 1, 2020, the Plan merged with and into the SunCoke 401(k) Plan and the Plan ceased to exist as a separate plan as of that date.

/s/ Caron & Bletzer, PLLC

We have served as the Plan’s auditor since 2012
Kingston, NH
September 1, 2020

SAVINGS PLAN FOR SUBSIDIARIES OF SUNCOKE ENERGY, INC.
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	April 1, 2020	December 31, 2019
Investments, at fair value:
Mutual funds	$—	$15,045,954
Common collective trust	—	2,361,266
SunCoke Energy, Inc. common stock	—	74,644
Total investments	—	17,481,864
Receivables:
Notes receivable from participants	—	1,490,286
Participant contributions receivable	—	13,754
Employer contributions receivable	—	251,491
Total receivables	—	1,755,531
Net assets available for plan benefits	$—	$19,237,395
The accompanying notes are an integral
part of the financial statements.

SAVINGS PLAN FOR SUBSIDIARIES OF SUNCOKE ENERGY, INC.
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

For the Period From January 1, 2020 to April 1, 2020
Additions:
Participant contributions	$128,683
Employer contributions	230,846
Dividend and interest income	75,906
Total additions	435,435
Deductions:
Net depreciation in fair value of investments	2,866,555
Distributions paid to participants	145,500
Administrative fees	3,947
Total deductions	3,016,002
Net decrease	(2,580,567)
Transfer to SunCoke 401(k) Plan pursuant to merger (See Note A & E)	(16,656,828)
Net assets available for plan benefits, beginning of year	19,237,395
Net assets available for plan benefits, end of year	$0
The accompanying notes are an integral
part of the financial statements.

SAVINGS PLAN FOR SUBSIDIARIES OF SUNCOKE ENERGY, INC.
NOTES TO FINANCIAL STATEMENTS
A. PLAN DESCRIPTION:
The following description of the Savings Plan for Subsidiaries of SunCoke Energy, Inc. (the “Plan”) provides only general information. Participants should refer to the plan document for more detailed information.
General
The Plan was a defined contribution plan sponsored by SunCoke Energy, Inc. and its participating subsidiaries (collectively the “Company”) covering collectively bargained employees of Haverhill North Coke Company. Participants were immediately eligible to participate.
The Plan was subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
On April 1, 2020, the Plan was merged into the SunCoke 401(k) Plan, and all assets and loans of active and inactive participants were transferred to the SunCoke 401(k) Plan. The SunCoke 401(k) Plan was amended and restated effective April 1, 2020, at which time the Plan ceased to exist as a separate plan and all participants in the Plan became eligible to participate in the SunCoke 401(k) Plan.
Until April 1, 2020, the Vanguard Fiduciary Trust Company was the Trustee for all Plan investments.
Participant Contributions
Contributions to the Plan were made by both participating employees and the Company. Participants could contribute 1% to 50% of their eligible compensation, as defined by the Plan, on a pre-tax basis, subject to Internal Revenue Code (“IRC”) limitations. Participants who were at least age 50 could make additional “catch-up” contributions subject to IRC limitations. Participants could also contribute funds from another qualified retirement plan (“rollover contributions”), subject to certain requirements. The Plan provided for auto enrollment at 5% of eligible compensation.
Employer Contributions
The Company had the discretion to make profit sharing contributions to eligible employees. Such profit sharing contributions were equal to 8.5% of a participant’s eligible compensation. Profit sharing contributions were made quarterly based on the eligible compensation earned by those participants who worked more than 250 hours in a calendar quarter. At the end of the Plan year, if there was a participant with over 1,000 hours of service during the year who worked during any quarter but was not credited with 250 hours in that quarter, the participant would have received an 8.5% profit sharing contribution on the eligible compensation earned in that quarter. Subsequent to the transfer of the Plan's net assets to the SunCoke 401(k) Plan, the Company made a final profit sharing contribution of $230,846 to the SunCoke 401(k) Plan to participants for the 2020 Plan year.
Participant Accounts
Participant accounts were credited or charged with the participant’s contributions, the Company’s contributions and investment earnings, including realized and unrealized gains and losses, and expenses. The Plan complied with Section 404(c) of ERISA and offered diversified investment funds in which participants could invest their contributions, Company contributions and earnings. Participants determined the percentage in which contributions were to be invested in each fund. Participants could change their investment options daily.
Vesting
Participants were always fully vested in the portion of their account which represented their contributions and the income earned thereon. Participants became fully vested immediately upon normal retirement age, death or total and permanent disability while still an active participant in the Plan. Participants became fully vested in profit sharing contributions and earnings thereon after the completion of three years of service.
Forfeitures
When participants terminated employment and were not fully vested in their accounts, the nonvested portion of their accounts represented forfeitures as defined by the Plan. If a forfeiting participant was re-employed and fulfilled certain requirements, as set forth in the Plan, the participant’s account would have been restored. Forfeitures were used to pay administrative expenses or to reduce future employer contributions. Total unapplied forfeitures were $14,422 at December 31, 2019, which were transferred out to the SunCoke 401(k) plan on April 1, 2020 pursuant to the Plan merger.

Distribution of Benefits
Participants were eligible to receive a distribution of the vested portion of their accounts upon termination of employment by reason of retirement, disability, death or other separation from service. Participants who terminated employment and had a vested account balance of less than $1,000 would receive a lump sum distribution of 100% of their vested benefits. Distributions to participants with vested account balances greater than $1,000 but not in excess of $5,000 who terminated employment were paid to an individual retirement account designated by the plan administrator. Participants who had a vested account balance in excess of $5,000 could have left their funds invested in the Plan or could have elected a lump sum distribution or installment payments. In all circumstances participants could elect to roll over their vested account balances to an individual retirement account or qualified plan that accepts rollovers.
A participant could have also requested an in-service withdrawal upon demonstration by the participant to the plan administrator that the participant was suffering from “hardship” as defined by the Plan.  Additionally, participants were able to request an in-service withdrawal upon attainment of age 59 1/2 through March 25, 2019, at which point the Plan was amended to disallow such withdrawals.
Notes Receivable from Participants (Participant loans)
Participants could take loans from the Plan up to the lesser of 50% of the participant’s vested account balance or $50,000, reduced by the highest outstanding loan balance during the previous 12 months. Loans bore a reasonable rate of interest. Loans were collateralized by the participant’s vested interest in the Plan, and were supported by a promissory note. All loans had to be repaid within five years. Participants could have had up to three outstanding loans at any one time.
 Participant loans were valued at the unpaid principal balance plus any accrued but unpaid interest and categorized as notes receivable from participants on the statements of net assets available for plan benefits. Delinquent participant loans were reclassified as distributions based upon the terms of the plan document.
B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
Basis of Accounting
The financial statements have been prepared on the accrual basis of accounting.
Investment Valuation and Income Recognition
Investments were reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. See Note C for discussion of fair value measurements.
Purchases and sales of investments were reflected on a trade-date basis. Dividend income was reported on the ex-dividend date while interest income was recorded as earned on an accrual basis.
Payment of Benefits
Benefits were recorded when paid.
 Plan Expenses
Certain participant initiated fees were paid by plan participants. All other expenses incurred in the administration of the Plan were paid by the Company.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results may differ from those estimates.
Risks and Uncertainties
The Plan provided for various investment options. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.

C. FAIR VALUE MEASUREMENTS:
Accounting standards establish a framework for measuring fair value. That framework sets forth a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below.
Level 1—Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2—Inputs to the valuation methodology are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; or other inputs that are observable or can be corroborated by observable market data for substantially the full terms of the assets or liabilities.
Level 3—Inputs to the valuation methodology are unobservable and supported by little or no market activity and are significant to the fair value of the assets or liabilities.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
Following is a description of the valuation methodologies used by the Plan. There were no changes in the methodologies used at April 1, 2020 and December 31, 2019.
Mutual funds – Valued at the net asset value of the shares held by the Plan at year end as determined by quoted market prices.
Common collective trust – Valued at the net asset value of units of a collective trust. The net asset value, as provided by the fund manager, is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities.
Company stock – Valued at the closing price reported on the active market on which the individual securities are traded.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
At April 1, 2020, the Plan held no investments. The following table sets forth by level and by investment class, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2019:

	December 31, 2019
Description	Total	Level 1	Level 2	Level 3
Mutual funds	$15,045,954	$15,045,954	$—	$—
Company stock	74,644	74,644	—	—
Total assets in the fair value hierarchy	15,120,598	15,120,598	—	—
Investments measured at net asset value(1):
Common collective trust	2,361,266	—	—	—
Investments at fair value	$17,481,864	$15,120,598	$—	$—
(1) In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for plan benefits.
The common collective trust that was held by the Plan is a stable value investment. The fund requires a sixty day notice for a complete liquidation; however the trustee, at their discretion, may waive the sixty day waiting period. Participant directed redemptions were allowed daily with no restrictions. There were no unfunded commitments.

D. TAX STATUS:
The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated November 2, 2012, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan was designed and operated in compliance with the applicable requirements of the IRC, and that the related trust was therefore tax-exempt. Accordingly, no provision for income taxes has been included in the financial statements.
U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions by the Plan, and has concluded that as of April 1, 2020, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
E. PARTIES-IN-INTEREST:
Section 3(14) of ERISA defines a party-in-interest to include, among others, fiduciaries or employees of the Plan, any person who provides services to the Plan or an employer whose employees are covered by the Plan. Accordingly, loans to participants and transactions with investment funds managed and held by the trustee were considered party-in-interest transactions. One of the Plan's investment options was the plan sponsor's company stock. The balance of the plan sponsor's company stock in the Plan was $74,644 at December 31, 2019.
During 2020, there were no transfers that occurred between the Plan and the SunCoke 401(k) Plan as a result of changes in participant eligibility between the plans. On April 1, 2020, the Plan's net asset balance of $16,656,828 was transferred to and the Plan was merged with and into the SunCoke 401(k) Plan.
F. PLAN TERMINATION:
Prior to the final merger of the Plan's assets to the SunCoke 401(k) Plan, the Company had the right to discontinue its contributions at any time or to terminate the Plan, subject to the provisions of ERISA. In the event that the Plan had been terminated, all participants would have become 100% vested in their accounts.
G. SUBSEQUENT EVENTS
The Plan merged into the SunCoke 401(k) Plan effective April 1, 2020 and ceased to exist as a separate plan as of that date. The Company has evaluated subsequent events through the date these financial statements were issued. No other events have occurred that require adjustment to or disclosure in the financial statements of the Plan.

EXHIBIT INDEX

Exhibit

23	Consent of Independent Registered Public Accounting Firm

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Savings Plan for Subsidiaries of SunCoke Energy, Inc.
(Name of Plan)

BY:	Employee Benefits and Investment Committee of SunCoke Energy, Inc. as Plan Administrator

/s/ Katherine T. Gates
Katherine T. Gates

Senior Vice President, Chief Legal Officer and
Chief Human Resource Officer
DATED: September 1, 2020